UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


02051502

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 15, 2002

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Herzliya, Israel
(Jurisdiction of incorporation or organization)



2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....x........... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ....x.................... No ....

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release reporting Second Quarter 2002 Results

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 15, 2002.

OPTIBASE LIMITED

By: ______________________________

Zvi Halperin,
President


YAHOO! FINANCE


Business Wire

Tuesday July 23, 5:00 am Eastern Time

Press Release

SOURCE: Optibase

Optibase, Ltd. Reports Second Quarter 2002 Results

HERZLIYA, Israel--(BUSINESS WIRE)--July 23, 2002--Optibase, Ltd. (Nasdaq:OBAS - News), a leader in digital streaming solutions over broadband networks, today announced second quarter results for the period ended June 30, 2002.

Revenues for the second quarter ended June 30, 2002 were $5.1 million, compared with $7.1 million for the same period a year ago, and compared with $7.0 million in the first quarter of 2002. Pro forma net loss for the second quarter, excluding the effects of acquisition-related costs, stock options charges, impairment of intangibles and equity in loss of affiliate and cumulative effect of changes in accounting principle (the "Cost and Charges"), was $(700,000), or $(0.06) per basic and diluted share, based on 12.2 million weighted average shares outstanding, compared with pro forma net loss of $(2.8) million, or $(0.23) per basic and diluted share, based on 12.1 million weighted average shares outstanding, for the same quarter in 2001. Sequentially, pro forma net loss, excluding the effects of the Cost and Charges, increased approximately $(826,000) from a net income of $126,000, or $0.01, per basic and diluted share.

For the six months ended June 30, 2002, net revenues decreased by 20 percent to $12.1 million, compared with $15.1 million for the same period in 2001. Pro forma net loss, excluding the effects of the Cost and Charges, was $(574,000), or $(0.05) per basic and diluted share, compared with a pro forma net loss of $(3.8) million, or $(0.32) per basic and diluted share, for the same period in 2001.

Including the effects of the Cost and Charges, net losses for the three and six months ended June 30, 2002 were $(8.4) million and $(10.1) million, or $(0.69) and $(0.83) per basic and diluted share, respectively, based on approximately 12.2 million and 12.1 million weighted average shares outstanding, compared with net loss of $(4.9) million and $(8.1) million, or $(0.4) and $(0.67) per basic and diluted share, respectively, based on approximately 12.1 million weighted average shares outstanding, respectively, for the same periods in 2001.



Acquisition-related costs in the second quarter consisted of approximately $497,000 of amortization of acquisition-related intangibles and costs. Stock options charges were $377,000 this quarter. Impairment of other acquisition-related intangibles consists of an adjustment made for the valuation of the technology purchased from ViewGraphics and totaled at approximately $6.8 million. During the second quarter, ended June 30, 2002 and according with the requirements of SFAS 142, the Company had completed its goodwill impairment analysis and recognized a transitional goodwill impairment loss of $(854,000) as of January 1, 2002, which was recorded as the cumulative effect of a change in accounting principle in the Company's consolidated statement of operations.

As of June 30, 2002, the Company had cash, cash equivalents and other financial investments of $45.5 million, and shareholders' equity of $51.2 million.

Commenting on the second quarter results, Zvi Halperin, President and Chief Financial Officer of Optibase, said, "As we previously indicated, continued difficulties within the technology sector worldwide have resulted in a general reduction in orders -- including a significant order from one customer -- and thus a decline in revenues during the second quarter of this year. Despite this difficult environment, the Company's commitments to maintaining its technological competitive edge and to ensuring the timely introduction of its new core product lines remain firmly in place."

Mr. Halperin added, "Over the course of the past several months, Optibase has spent considerable time studying and evaluating its business in order to determine how best to enhance shareholder value. In order to do this, the Company has determined to focus its efforts on its legacy, PC based products as well as the MediaGateway family of products, including the MGW 5100. In so doing, Optibase will continue to sell the current revenue-generating products that were developed based on Viewgraphic's technology.

"When Optibase acquired Viewgraphics, it acquired two main things -- revenue from Viewgraphic's products and transport technologies. There can be no question that the DVB (Digital Video Broadcasting) to IP technology was and remains essential to the future of Optibase as it is at the heart of the MediaGateway family of products. However, changes in market trends resulted in the loss of a major customer of the former Viewgraphics and now require that Optibase focus on those areas where it can be most successful. Accordingly, the Company has determined to write off the technology acquired from Viewgraphics, reduce expenses associated with it and focus aggressively on our legacy, PC based products and MediaGateway family of products."

He continued, "We believe that through refocusing our operations, Optibase is now better positioned in the digital streaming solutions over broadband networks market. We recently released the MGW 5100 carrier-grade TV streaming platform for beta evaluation to select telcos, system integrators and communication providers. During the second quarter, we exhibited at three major shows, demonstrating the MGW 5100 and, as a result, obtained numerous leads. We remain on track with future plans for the commercial release of MGW 5100 and the MGW 2400, currently scheduled for the fourth quarter of 2002."

Mr. Halperin concluded, "While visibility remains low, we are receiving positive feedback regarding our products from the industry. We believe governmental and educational institutions represent opportunities for us. While it is true that large-scale deployments have been postponed and big customers are not spending as they had in the past, we continue to see increasing numbers of smaller, pilot-type projects, which have great growth potential. Overall, we are confident that our focused product offerings, and new strategy will enable us to take full advantage when market trends improve, and to benefit from our leadership position in the digital streaming media over broadband networks market."

Conference Call: Optibase has scheduled a conference call for 9:00 a.m. EDT, Tuesday, July 23, 2002, to discuss the second quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

About Optibase

Optibase, Ltd. provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For more information, please visit www.optibase.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission.

This release and prior releases are available on the Company's Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

-0-

Optibase Ltd.

Pro Forma Condensed Consolidated Statement of Operations

For the Period Ended June 30, 2002

(Excluding various costs and charges as described below)

	Six months ended		Three months ended	
	June 30 2002 $ Unaudited	June 30 2001 $ Unaudited	June 30 2002 $ Unaudited	June 30 2001 $ Unaudited
Revenues	12,066	15,080	5,061	7,066
Gross profit	6,793	8,024	2,839	3,581
Operating expenses:				
Research and development, net	3,498	5,941	1,633	3,096
Selling, general and administrative	5,118	7,679	2,725	4,039
Total operating expenses	8,616	13,620	4,358	7,135
Operating loss	(1,823)	(5,596)	(1,519)	(3,554)
Other income (expenses)	(14)	4	(14)	4
Financial income (expenses), net	1,263	1,752	833	714
Net loss	(574)	(3,840)	(700)	(2,836)
Net loss per share:				
Cash EPS - basic and diluted	($0.05)	($0.32)	($0.06)	($0.23)
Number of shares used in computing earnings per share (basic and diluted)	12,128	12,056	12,179	12,100

Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:

Amortization of acquisition-related charges	994	3,065	497	1,532
Stock option charges	828	1,146	377	507
Impairment of acquired intangibles	6,791	-	6,791	-
Equity in loss of affiliate	10	-	10	-
Cumulative effect of changes in accounting principle	854	-	-	-
Net effect of pro forma adjustments	9,477	4,211	7,675	2,039

Optibase Ltd.

Condensed Consolidated Statement of Operations

For the Period Ended June 30, 2002

Six months ended		Three months ended	
June 30 2002	June 30 2001	June 30 2002	June 30 2001

	$ Unaudited	$ Unaudited	$ Unaudited	$ Unaudited
Revenues	12,066	15,080	5,061	7,066
Gross profit	6,197	7,411	2,541	3,274
Operating expenses:				
Research and development, net	4,648	8,391	2,162	4,290
Selling, general and administrative	5,194	8,827	2,772	4,578
Impairment of acquired intangibles	6,791	-	6,791	-
Total operating expenses	16,633	17,218	11,725	8,868
Operating loss	(10,436)	(9,807)	(9,184)	(5,594)
Other (expenses) income	(14)	4	(14)	4
Financial income (expenses), net	1,263	1,752	833	714
Equity in loss of affiliate	10	-	10	-
Net loss before cumulative effect of changes in accounting principle	(9,197)	-	(8,375)	-
Cumulative effect of changes in accounting principle	854	-	-	-
Net loss	(10,051)	(8,051)	(8,375)	(4,876)
Net loss per share:				
Before cumulative effect of changes in accounting principle - basic and diluted	($0.76)	($0.67)	($0.69)	($0.40)
Cumulative effect of changes in accounting principle - basic and diluted	($0.07)	($0.00)	($0.00)	($0.00)
After cumulative effect of changes in accounting principle - basic and diluted	($0.83)	($0.67)	($0.69)	($0.40)
Number of shares used in computing earning per share (basic and diluted)	12,128	12,056	12,179	12,100

Amount in thousands, except per share data

Optibase Ltd.

Condensed Consolidated Balance Sheets

	June 30 2002 $ Unaudited	December 31 2001 $ Audited
Assets		

Current Assets:		
Cash, cash equivalents and short term investments	45,518	42,989
Trade receivables net of bad debts	4,105	4,710
Inventories	5,409	5,568
Other receivables and prepaid expenses	1,875	1,414
Total current assets	56,907	54,681
Long term investments in marketable securities and bank deposits	-	2,107
Other long term investments	3,332	2,913
	3,332	5,020
Fixed assets, net	2,727	3,044
Other assets, net	211	8,792
Total assets	63,177	71,537
Liabilities and shareholders' equity		
Current Liabilities:		
Current Maturities	188	207
Trade payables	2,761	2,204
Accrued expenses and other liabilities	7,466	7,144
Total current liabilities	10,415	9,555
Accrued severance pay	1,517	1,590
Long-Term lease	57	133
Total shareholders' equity	51,188	60,259
Total liabilities and shareholders' equity	63,177	71,537

Amounts in thousands

Contact:

for OPTIBASE, LTD.
OPTIBASE
Yael Paz, +972 99709 255
yaelp@optibase.com
or
KCSA
Adam J. Rosen, 212/896-1220
arosen@kcsa.com
or
Jeff Corbin, 212/896-1214
jcorbin@kcsa.com

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